

Mailstop 3233

January 4, 2016

<u>Via E-mail</u>
Ms. Christine Battist
Chief Financial Officer
Silver Bay Realty Trust Corp.
3300 Fernbrook Lane North, Suite 210
Plymouth, MN 55447

      Re: **Silver Bay Realty Trust Corp.**
               Form 10-K for the fiscal year ended December 31, 2014
               Filed February 26, 2015
               File No. 001-35760

               Form 8-K for the quarterly period ended September 30, 2015
               Filed November 4, 2015
               File No. 001-35760

Dear Ms. Battist:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Robert F. Telewicz, Jr.

                       Robert F. Telewicz, Jr.
                       Accounting Branch Chief
                       Office of Real Estate and
                       Commodities